UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

47012E403

(CUSIP Number)

Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403

1.	Names of reporting persons: Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions):

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power:	0
	8.	Shared voting power:	325,734*

	9.	Sole dispositive power:	0
	10.	Shared dispositive power:	325,734*

11.	Aggregate amount beneficially owned by each reporting person:	325,734*

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions):
☐

13.	Percent of class represented by amount in Row (11):	3.3%*
14.	Type of reporting person (see instructions):	IA

*See Item 5 for additional information.

CUSIP No. 47012E403

1.	Names of reporting persons: Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions):

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power:	0
	8.	Shared voting power:	325,734*

	9.	Sole dispositive power:	0
	10.	Shared dispositive power:	325,734*

11.	Aggregate amount beneficially owned by each reporting person:	325,734*

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions):
☐

13.	Percent of class represented by amount in Row (11):	3.3%*
14.	Type of reporting person (see instructions):	IN

*See Item 5 for additional information.

AMENDMENT NO. 5 TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

The aggregate percentage of Common Stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific Inc., a Delaware corporation (the “Issuer”) reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 9,723,534 shares of Common Stock outstanding as of August 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 10, 2022.

Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member.

As of the filing date of this Schedule 13D Amendment No. 5 (the “Filing Date”), the BSP Funds collectively held 325,734 shares of Common Stock. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, each of Mr. Gahan and BSP may be deemed to share beneficial ownership (with shared voting power and shared dispositive power) with respect to the 325,734 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 3.3% of the shares of Common Stock deemed issued and outstanding as of such date.

The following table sets forth the transactions by the Reporting Persons in shares of Common Stock effected since the filing of the Schedule 13D Amendment No. 4 by the Reporting Persons as of August 8, 2022, all of which were effected by BSP on behalf of the BSP Funds and consisted of sales of shares of Common Stock effected on the open market:

Date of Transaction	Number of Shares Sold	Price Per Share
8/9/2022	34,543	$22.1037(1)(7)
8/9/2022	11,031	$23.1259(2)(7)
8/10/2022	95,130	$22.0510(3)(7)
8/11/2022	4,057	$22.0217(4)(7)
8/12/2022	158,821	$22.3201(5)(7)
8/12/2022	6,885	$23.0537(6)(7)

(1) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $21.75 to $22.65, inclusive.

(2) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.81 to $23.395, inclusive.

(3) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.00 to $22.42, inclusive.

(4) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.00 to $22.10, inclusive.

(5) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.00 to $22.97, inclusive.

(6) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $23.00 to $23.21, inclusive.

(7) The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (6) above.

As a result of the transactions described herein, as of August 12, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock and are no longer subject to the reporting requirements of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Alexander McMillan
Name:	Alexander McMillan
Title:	Authorized Signatory

/s/ Thomas J. Gahan
Name:	Thomas J. Gahan